Filed Pursuant to Rule 433
Registration Statement No. 333-139817
October 29, 2007

The depositor has filed a registration statement (including prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. These documents may be obtained free of charge by visiting EDGAR on the SEC’s Internet website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-323-5678.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

Final Terms of the Offered Certificates

The issuing entity will issue the following offered certificates:
Class	Approximate Initial Class Principal Balance(4)	Approximate Initial Annual Certificate Interest Rate	Type	S&P Rating(12)	Moody’s Rating(12)	Rated Final Distribution Date(14)
1A-1	$ 186,326,000	6.50000%(5)	Super Senior	AAA	Aaa	June 2047
2A-1	$ 105,399,000	6.50000%(6)	Super Senior	AAA	Aaa	June 2047
A-2(1)	$ 72,931,000	6.50000%(7)	Senior Support	AAA	Aaa	June 2047
1X(2)	$ 232,907,000	0.61807%(8)	Senior	AAA	Aaa	June 2047
2X(3)	$ 131,749,000	0.47092%(9)	Senior	AAA	Aaa	June 2047
B-1	$ 9,736,000	7.06491%(10)	Subordinate	AA+	Aa1	June 2047
B-2	$ 8,677,000	7.06491%(10)	Subordinate	AA	Aa2	June 2047
B-3	$ 5,291,000	7.06491%(10)	Subordinate	AA	Aa3	June 2047
M-4	$ 8,677,000	7.06491%(10)	Subordinate	A+	A2	June 2047
B-5	$ 6,138,000	7.06491%(10)	Subordinate	BBB	Baa1	June 2047
R	$ 100	7.11807%(11)	Senior/Residual	AAA	NR(13)	June 2047
RC	$ 100	7.11807%(11)	Senior/Residual	AAA	NR(13)	June 2047

Each class of offered certificates will be designed to receive monthly distributions of interest, principal or both commencing on November 26, 2007. In addition to the offered certificates, the issuing entity will issue the Class B-6, Class B-7, Class B-8, Class P-1 and Class P-2 certificates that are not offered by the prospectus supplement.

(1)	The Class A-2 Certificates will be issued in two components: the Class 1A-2 Component and the Class 2A-2 Component. The components are not severable.

(2)
The Class 1X Certificates will be issued in two components: the Class 1X-IO Component and the Class 1X-PO Component. The Class 1X-IO Component will be entitled to distributions of interest only and the Class 1X-PO Component will be entitled to distributions of principal and interest, each as described in the prospectus supplement under “Description of the Certificates—General” and ”—Priority of Distributions.” The components are not severable.

(3)
The Class 2X Certificates will be issued in two components: the Class 2X-IO Component and the Class 2X-PO Component. The Class 2X-IO Component will be entitled to distributions of interest only and the Class 2X-PO Component will be entitled to distributions of principal and interest, each as described in the prospectus supplement under “Description of the Certificates—General” and ”—Priority of Distributions.” The components are not severable.

(4)
These amounts are subject to a permitted variance of plus or minus 10%. The amounts listed for the Class 1X and 2X Certificates are notional amounts based on the initial Component Notional Amounts of the Class 1X-IO Component and the Class 2X-IO Component, respectively, calculated as described in the prospectus supplement under “Description of the Certificates—General.” The Class 1X and 2X Certificates will have initial Class Principal Balances equal to $0, based on the initial Component Principal Balances of the Class 1X-PO Component and the Class 2X-PO Component, respectively, as described in the prospectus supplement under “Description of the Certificates—General.”

(5)
For each distribution date, the certificate rate for the Class 1A-1 Certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 1 reduced by the certificate rate of the Class 1X-IO Component.

(6)
For each distribution date, the certificate rate for the Class 2A-1 Certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 2 reduced by the certificate rate of the Class 2X-IO Component.

(7)
For each distribution date, the certificate rate for the Class A-2 Certificates will equal a per annum rate equal to the weighted average of the certificate rates of the of the Class 1A-2 Component and the Class 2A-2 Component, weighted on the basis of the Component Principal Balance of each Component. The Certificate Rate for the Class 1A-2 Component will equal a per annum rate equal to the certificate rate of the Class 1A-1 Certificates. The Certificate Rate for the Class 2A-2 Component will equal a per annum rate equal to the certificate rate of the Class 2A-1 Certificates.

(8)
The Class 1X Certificate will be comprised of two components, the Class 1X-IO Component and the Class 1X-PO Component. For each distribution date, the certificate rate for the Class 1X-IO Component will equal a per annum rate of 0.61807%. For each distribution date, the certificate rate for the Class 1X-PO Component will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 1.

(9)
The Class 2X Certificate will be comprised of two components, the Class 2X-IO Component and the Class 2X-PO Component. For each distribution date, the certificate rate for the Class 2X-IO Component will equal a per annum rate of 0.47092%. For each distribution date, the certificate rate for the Class 2X-PO Component will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 2.

(10)
For each distribution date, the certificate rate for the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates will equal a per annum rate equal to the weighted average of the weighted average net rates for the mortgage loans in loan group 1 and loan group 2, weighted on the basis of the related group subordinate amount, as described under “Description of the Certificates—Priority of Distributions” in the prospectus supplement.

(11)
The certificate rate for each of the Class R and Class RC certificates will equal a per annum rate equal to the weighted average of the net rates for the mortgage loans in loan group 1. The Class RC certificates represent the residual interest in the lower tier REMIC that will hold the mortgage loans and the Class R certificates represent the residual interest in each remaining REMIC formed pursuant to the trust agreement, as described under “Federal Income Tax Consequences” in the prospectus supplement. See “Description of the Certificates—The Residual Certificates” in the prospectus supplement.

(12)	See “Certificate Ratings” in the prospectus supplement.

(13)	Not rated.

(14)	Calculated as described in the prospectus supplement; the actual final payment to any class of certificates could be significantly earlier.